SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13E-3

RULE 13E-3 TRANSACTION STATEMENT UNDER SECTION 13(E)

OF THE SECURITIES ACT OF 1934

(Amendment No. 3)

PowerSchool Holdings, Inc.

(Name of the Issuer)

PowerSchool Holdings, Inc.

Vista Equity Partners Fund VI, L.P.

Vista Equity Partners Fund VI-A, L.P.

VEPF VI FAF, L.P.

Severin Topco, LLC

VEP Group, LLC

Robert F. Smith

Pinnacle Holdings I L.P.

Onex Partners IV Select LP

Onex US Principals LP

Onex Partners IV LP

Onex Partners IV GP LP

Onex Partners IV PV LP

Onex Powerschool LP

OPH B LP

Onex Partners Canadian GP Inc.

Onex American Holdings GP LLC

Onex Private Equity Holdings LLC

Onex Partners IV GP Ltd.

Onex Partners IV GP LLC

Onex Corporation

Gerald W. Schwartz

Bain Capital Investors, LLC

Bain Capital XIII General Partner, LLC

Bain Capital Fund XIII, L.P.

BCPE Polymath Topco GP, LLC

BCPE Polymath Topco, LP

BCPE Polymath Parent, Inc.

BCPE Polymath Intermediate, LLC

BCPE Polymath Buyer, Inc.

BCPE Polymath Merger Sub, Inc.

(Names of Persons Filing Statement)

Class A Common Stock, par value $0.0001 per share

(Title of Class of Securities)

73939C106

(CUSIP Number of Class of Securities)

PowerSchool Holdings, Inc.

Hardeep Gulati

Chief Executive Officer

150 Parkshore Drive

Folsom, CA 95630

(877) 873-1550

Bain Capital Investors, LLC

Bain Capital XIII General Partner, LLC

Bain Capital Fund XIII, L.P.

BCPE Polymath Topco GP, LLC

BCPE Polymath Topco, LP

BCPE Polymath Parent, Inc.

BCPE Polymath Intermediate, LLC

BCPE Polymath Buyer, Inc.

BCPE Polymath Merger Sub, Inc.

c/o Bain Capital Investors, LLC

200 Clarendon Street

Boston, MA 02199

(617) 516-2000

Vista Equity Partners Fund VI, L.P.

Vista Equity Partners Fund VI-A, L.P.

VEPF VI FAF, L.P.

Severin Topco, LLC

VEP Group, LLC

c/o Vista Equity Partners

4 Embarcadero Center, 20th Floor

San Francisco, CA 94111

(415) 765-6500

Robert F. Smith

c/o Vista Equity Partners

401 Congress Drive, Suite 3100

Austin, TX 78701

(512) 730-2400

Pinnacle Holdings I L.P.

Onex Partners IV Select LP

Onex US Principals LP

Onex Partners IV LP

Onex Partners IV GP LP

Onex Partners IV PV LP

Onex Powerschool LP

OPH B LP

Onex American Holdings GP LLC

Onex Private Equity Holdings LLC

Onex Partners IV GP LLC

712 Fifth Avenue, 40th Floor

New York, NY 10019

(212) 582-2211

Onex Partners IV GP Ltd.

Onex Partners Canadian GP Inc.

Onex Corporation

Gerald W. Schwartz

161 Bay Street, 49th Floor

Toronto, Ontario, Canada M5J 2S1

(416) 362-7711

(Name, Address, and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of the Persons Filing Statement)

With copies to

Damien R. Zoubek Sanjay Murti Freshfields Bruckhaus Deringer US LLP 175 Greenwich Street New York, NY 10007 (212) 277-4000	Thomas Holden Thomas Fraser Ropes & Gray LLP Three Embarcadero Center San Francisco, CA 94111 (415) 315-6300	Daniel Wolf, P.C. David M. Klein, P.C. Kirkland & Ellis LLP 601 Lexington Avenue New York, NY 10022 (212) 446-4800

This statement is filed in connection with (check the appropriate box):

a.	☒	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b.	☐	The filing of a registration statement under the Securities Act of 1933.

c.	☐	A tender offer.

d.	☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:  ☐

Check the following box if the filing is a final amendment reporting the results of the transaction:  ☐

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of this transaction, passed upon the merits or fairness of this transaction, or passed upon the adequacy or accuracy of the disclosure in this transaction statement on Schedule 13E-3. Any representation to the contrary is a criminal offense.

INTRODUCTION

This Amendment No. 3 to the Transaction Statement on Schedule 13E-3 (as amended, the “Transaction Statement”) is being filed with the U.S. Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), jointly by the following persons (each, a “Filing Person,” and collectively, the “Filing Persons”): (1) PowerSchool Holdings, Inc., a Delaware corporation (“PowerSchool” or the “Company”) and the issuer of the Class A common stock, par value $0.0001 per share (the “Class A Common Stock”) that is the subject of the Rule 13e-3 transaction; (2) Vista Equity Partners Fund VI, L.P., a Cayman Islands exempted limited partnership (“VEPF VI”); (3) Vista Equity Partners Fund VI-A, L.P., a Cayman Islands exempted limited partnership (“VEPF VI-A”); (4) VEPF VI FAF, L.P., a Cayman Islands exempted limited partnership (“VEPF FAF”); (5) Severin Topco, LLC, a Delaware limited liability company (“Severin Topco”); (6) VEP Group, LLC, a Delaware limited liability company; (7) Robert F. Smith; (8) Pinnacle Holdings I L.P., a Delaware limited partnership (“Pinnacle Holdings”); (9) Onex Partners IV Select LP, a Cayman Islands exempted limited partnership (“Onex Partners IV Select”); (10) Onex US Principals LP, a Delaware limited partnership (“Onex US Principals”); (11) Onex Partners IV LP, a Cayman Islands exempted limited partnership (“Onex Partners IV”); (12) Onex Partners IV GP LP, a Cayman Islands exempted limited partnership (“Onex Partners IV GP”); (13) Onex Partners IV PV LP, a Delaware limited partnership (“Onex Partners IV PV”); (14) Onex Powerschool LP, a Delaware limited partnership (“Onex Powerschool”); (15) OPH B LP; (16) Onex Partners Canadian GP Inc., a corporation organized under the laws of the Province of Ontario; (17) Onex American Holdings GP LLC, a Delaware limited liability company; (18) Onex Private Equity Holdings LLC, a Delaware limited liability company; (19) Onex Partners IV GP Ltd., a Cayman Islands exempted limited partnership; (20) Onex Partners IV GP LLC, a Delaware limited liability company; (21) Onex Corporation, a corporation organized under the laws of the Province of Ontario; (22) Gerald W. Schwartz; (23) Bain Capital Investors, LLC, a Delaware limited liability company; (24) Bain Capital XIII General Partner, LLC, a Delaware limited liability company; (25) Bain Capital Fund XIII, L.P., a Delaware limited partnership; (26) BCPE Polymath Topco GP, LLC, a Delaware limited liability company; (27) BCPE Polymath Topco, LP, a Delaware limited partnership (“BCPE Topco”); (28) BCPE Polymath Parent, Inc., a Delaware corporation; (29) BCPE Polymath Intermediate, LLC, a Delaware limited liability company; (30) BCPE Polymath Buyer, Inc., a Delaware corporation (“Parent”); and (31) BCPE Polymath Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of Parent (“Merger Sub”).

This Transaction Statement relates to the Agreement and Plan of Merger, dated June 6, 2024 (including all exhibits and documents attached thereto, and as it may be amended from time to time, the “Merger Agreement”), by and among Parent, Merger Sub and PowerSchool. The Merger Agreement provides that, subject to the terms and conditions set forth in the Merger Agreement and the applicable provisions of the General Corporation Law of the State of Delaware (the “DGCL”), Merger Sub will be merged with and into PowerSchool (the “Merger”), the separate corporate existence of Merger Sub will thereupon cease, and PowerSchool will continue as the surviving corporation of the Merger and as a wholly owned subsidiary of Parent (the transactions contemplated by the Merger Agreement, including the Merger, collectively, the “Transactions”).

At the effective time of the Merger (the “Effective Time”), upon the terms and subject to the conditions set forth in the Merger Agreement, by virtue of the Merger and without any action on the part of Parent, each share of Class A Common Stock that is issued and outstanding as of immediately prior to the Effective Time will be automatically cancelled, extinguished and converted into the right to receive cash in an amount equal to $22.80, without interest thereon (the “Per Share Price”), other than (i) any shares of Class A Common Stock held by PowerSchool as treasury stock or owned by Parent or any of its affiliates or subsidiaries (including Merger Sub), in each case as of immediately prior to the Effective Time, which will automatically be cancelled and extinguished without conversion thereof or consideration paid in exchange (“Owned Company Shares”); (ii) certain shares of Class A Common Stock (the “Rollover Shares”) and certain limited liability company units of PowerSchool Holdings LLC (the “Rollover Units”) held by the Principal Stockholders (as defined below) which will be transferred to BCPE Topco, an affiliate of investment funds advised by Bain Capital Private Equity, LP, immediately prior to the Effective Time, pursuant to support and rollover agreements entered into in connection with the Merger Agreement; and (iii) shares of Class A Common Stock that are issued and outstanding immediately prior to the Effective Time held by holders who have not consented to the adoption of the Merger Agreement in writing and who have properly exercised appraisal rights with respect to their shares in accordance with, and who have complied with, Section 262 of the DGCL, will not be converted into the right to receive the Per Share Price (“Dissenting Company Shares”), and holders of such Dissenting Company Shares will be entitled to receive payment of the fair value of such Dissenting Company Shares in accordance with the provisions of Section 262 of the DGCL unless and until any such holder fails to perfect or effectively withdraws or loses their rights to appraisal and payment under the DGCL. At the Effective time, each Owned Company

Share will automatically be cancelled and extinguished without any conversion thereof or consideration paid in exchange and any shares of Class B common stock, par value $0.0001 per share (the “Class B Common Stock” and, together with the Class A Common Stock, the “Company Common Stock”), of PowerSchool issued and outstanding immediately prior to the Effective Time will automatically be cancelled and shall cease to exist and no payment shall be made with respect thereto, and the holders thereof shall cease to have any rights with respect thereto. Upon consummation of the Merger, the Class A Common Stock will no longer be publicly traded, and PowerSchool’s stockholders (other than holders of the Rollover Shares and Rollover Units, indirectly) will cease to have any ownership interest in PowerSchool. The Rollover Shares and Rollover Units will be exchanged by the Principal Stockholders immediately prior to the Effective Time for common units of BCPE Topco, in accordance with the terms of the Support and Rollover Agreements, each dated as of June 6, 2024 (as may be amended, restated or otherwise modified from time to time), by and among investment funds affiliated with Vista Equity Partners and Onex Partners Manager LP, PowerSchool and Parent. Certain affiliates of Vista Equity Partners Management, LLC and of Onex Corporation have committed to a rollover so they will hold, in the aggregate, approximately 49% of the pro forma post-Closing capitalization table of BCPE Topco.

In connection with entering into the Merger Agreement, on June 6, 2024, PowerSchool and the TRA Holders (as defined in the Tax Receivable Agreement, dated as of July 27, 2021, by and among PowerSchool, PowerSchool Holdings, LLC and the other parties thereto (the “Tax Receivable Agreement”)), entered into an amendment to the Tax Receivable Agreement (the “TRA Amendment”), pursuant to which the parties agreed, among other things, to (i) amend PowerSchool’s existing Tax Receivable Agreement, such that the Tax Receivable Agreement will automatically terminate upon the Effective Time and (ii) the TRA Holders agreed to waive certain Tax Benefit Payments (as defined in the TRA Amendment) pursuant to the Tax Receivable Agreement, including all amounts that would have otherwise become payable to the TRA Holders in connection with the consummation of the Merger. From and after the Effective Time, no Early Termination Payment or Tax Benefit Payment (each as defined in the TRA Amendment) will be made to any TRA Holder pursuant to the Tax Receivable Agreement.

The board of directors of PowerSchool (the “Board”) formed a special committee of the Board (the “Special Committee”), comprised solely of independent and disinterested members of the Board, to review, evaluate and provide input on a potential sale of PowerSchool and certain alternatives thereto (including remaining an independent company), to determine whether such a potential sale is advisable and fair to and in the best interest of PowerSchool and its stockholders and to recommend to the Board what action, if any, should be taken with respect to the potential sale of PowerSchool. In connection with the formation of the Special Committee, the Board resolved that it would not approve any potential sale of PowerSchool that would involve the Principal Stockholders participating in an equity rollover or receiving payments under the Tax Receivable Agreement without a prior favorable recommendation from the Special Committee. The Special Committee, as more fully described in the Information Statement (as defined below), unanimously (i) determined that it is fair to, and in the best interests of, PowerSchool and its stockholders, and declared it advisable, to enter into the Merger Agreement providing for the Merger, with PowerSchool being the surviving corporation in the Merger in accordance with the DGCL upon the terms and subject to the conditions set forth therein; (ii) resolved to recommend that the Board approve and adopt the Merger Agreement; and (iii) resolved to recommend that the Board submit the Merger Agreement to PowerSchool’s stockholders for their adoption and recommend that PowerSchool’s stockholders vote in favor of the Merger Agreement. “Unaffiliated Stockholders” means the Company’s “unaffiliated security holders” as defined under Rule 13e-3 of the Exchange Act.

The Board, acting on the unanimous recommendation of the Special Committee, has (i) determined that it is fair to, and in the best interests of, PowerSchool and its stockholders, and declared it advisable, to enter into the Merger Agreement providing for the Merger in accordance with the DGCL upon the terms and subject to the conditions set forth therein; (ii) approved the execution and delivery of the Merger Agreement by PowerSchool, the performance by PowerSchool of its covenants and other obligations thereunder, and the consummation of the Merger and the other transactions contemplated by the Merger Agreement upon the terms and subject to the conditions set forth therein; (iii) directed that the adoption of the Merger Agreement be submitted for consideration by PowerSchool’s stockholders in accordance with the Merger Agreement; and (iv) resolved to recommend that PowerSchool’s stockholders approve and adopt the Merger Agreement in accordance with the DGCL.

The adoption of the Merger Agreement by PowerSchool’s stockholders required the affirmative vote or written consent by holders of a majority of the outstanding shares of Company Common Stock entitled to vote thereon. On June 7, 2024, Severin Topco, VEPF VI, VEPF VI-A, VEPF FAF, Onex Partners IV Select, Onex US Principals, Onex Partners IV, Onex Partners IV GP, Onex Partners IV PV, Onex Powerschool and Pinnacle Holdings (collectively, the “Principal Stockholders”), which together on June 7, 2024 beneficially owned

105,321,745 shares of Class A Common Stock and 36,914,501 shares of Class B Common Stock, representing approximately 69.8% of the aggregate voting power of the issued and outstanding shares of Company Common Stock, delivered a written consent approving and adopting in all respects the Merger Agreement and the Transactions, including the Merger. As a result, no further action by any stockholder of PowerSchool is required under applicable law or the Merger Agreement (or otherwise) to adopt the Merger Agreement, and PowerSchool will not be soliciting your vote for or consent to the adoption of the Merger Agreement and the approval of the Transactions and will not call a stockholders’ meeting for purposes of voting on the adoption of the Merger Agreement and the approval of the Transactions, including the Merger.

Concurrently with the filing of this Transaction Statement, PowerSchool is filing a notice of written consent and appraisal rights and its definitive information statement (the “Information Statement”) under Regulation 14C of the Exchange Act with the SEC. The Information Statement is attached hereto as Exhibit (a)(1). A copy of the Merger Agreement is attached to the Information Statement as Annex A. Terms used but not defined in this Transaction Statement have the meanings assigned to them in the Information Statement.

Pursuant to General Instruction F to Schedule 13E-3, the information in the Information Statement, including all annexes thereto, is expressly incorporated by reference herein in its entirety, and responses to each item herein are qualified in their entirety by the information contained in the Information Statement. The cross-references below are being supplied pursuant to General Instruction G to Schedule 13E-3 and show the location in the Information Statement of the information required to be included in response to the items of Schedule 13E-3.

While each of the Filing Persons acknowledges that the Merger is a “going private” transaction for purposes of Rule 13e-3 under the Exchange Act, the filing of this Transaction Statement shall not be construed as an admission by any Filing Person, or by any affiliate of a Filing Person, that the Company is “controlled” by any of the Filing Persons and/or their respective affiliates.

The information concerning PowerSchool contained in, or incorporated by reference into, this Transaction Statement and the Information Statement was supplied by PowerSchool. Similarly, all information concerning each other Filing Person contained in, or incorporated by reference into, this Transaction Statement and the Information Statement was supplied by such Filing Person.

Item 1. Summary Term Sheet

The information set forth in the Information Statement under the following captions is incorporated herein by reference:

“Summary”

“Questions and Answers About the Merger”

Item 2. Subject Company Information

(a) Name and address. The information set forth in the Information Statement under the following caption is incorporated herein by reference:

“The Parties to the Merger Agreement”

(b) Securities. The information set forth in the Information Statement under the following captions is incorporated herein by reference:

“Summary”

“Questions and Answers About the Merger”

“Important Information Regarding PowerSchool”

“Important Information Regarding PowerSchool—Security Ownership of Certain Beneficial Owners and Management”

(c) Trading market and price. The information set forth in the Information Statement under the following caption is incorporated herein by reference:

“Important Information Regarding PowerSchool—Market Price of PowerSchool Class A Common Stock”

(d) Dividends. The information set forth in the Information Statement under the following caption is incorporated herein by reference:

“Important Information Regarding PowerSchool—Dividends”

(e) Prior public offerings. The information set forth in the Information Statement under the following caption is incorporated herein by reference:

“Important Information Regarding PowerSchool—Prior Public Offerings”

(f) Prior share purchases. The information set forth in the Information Statement under the following captions is incorporated herein by reference:

“Important Information Regarding PowerSchool—Prior Public Offerings”

“Important Information Regarding PowerSchool—Transactions in PowerSchool Class A Common Stock”

“Important Information Regarding PowerSchool—Past Contracts, Transactions, Negotiations and Agreements”

Item 3. Identity and Background of Filing Person

(a) — (c) Name and Address of Each Filing Person; Business and Background of Entities; Business and Background of Natural Persons. The information set forth in the Information Statement under the following captions is incorporated herein by reference:

“Summary—The Parties to the Merger Agreement”

“The Parties to the Merger Agreement”

“Important Information Regarding PowerSchool”

“Important Information Regarding the Purchaser Filing Parties”

Item 4. Terms of the Transaction

(a) — (1) Material terms. Tender offers. Not applicable

(a) — (2) Mergers or Similar Transactions. The information set forth in the Information Statement under the following captions is incorporated herein by reference:

“Summary”

“Questions and Answers About the Merger”

“Special Factors—Background of the Merger”

“Special Factors—Recommendation of the Special Committee and the Board; Reasons for the Merger”

“Special Factors—Reasons of the Vista Entities and the Onex Entities for the Merger”

“Special Factors—Reasons of the Bain Filing Parties for the Merger”

“Special Factors—Position of the Purchaser Filing Parties as to the Fairness of the Merger”

“Special Factors—Plans for PowerSchool After the Merger”

“Special Factors—Certain Effects of the Merger”

“Special Factors—Certain Effects on the Company if the Merger Is Not Completed”

“Special Factors—Interests of Our Directors and Executive Officers in the Merger”

“Special Factors—Material United States Federal Income Tax Consequences of the Merger”

“The Merger Agreement—Procedures for Receiving Merger Consideration”

“The Merger Agreement—Consideration to be Received in the Merger”

“The Merger Agreement—Conditions to Consummation of the Merger”

Annex A—Agreement and Plan of Merger

(c) Different terms. The information set forth in the Information Statement under the following captions is incorporated herein by reference:

“Summary”

“Questions and Answers About the Merger”

“Special Factors—Certain Effects of the Merger”

“Special Factors—Financing”

“Special Factors—Interests of Our Directors and Executive Officers in the Merger”

“The Merger Agreement—Consideration to be Received in the Merger”

“The Merger Agreement—Procedure for Receiving Merger Consideration”

“The Merger Agreement—Support and Rollover Agreements”

“The Merger Agreement—TRA Amendment”

“The Merger Agreement—Indemnification and Insurance”

Annex A—Agreement and Plan of Merger

Annex D—Vista Support and Rollover Agreement

Annex E—Onex Support and Rollover Agreement

Annex F—TRA Amendment

(d) Appraisal rights. The information set forth in the Information Statement under the following captions is incorporated herein by reference:

“Questions and Answers About the Merger”

“Special Factors—Certain Effects of the Merger”

“Appraisal Rights”

Annex G—Section 262 of the General Corporation Law of the State of Delaware

(e) Provisions for unaffiliated security holders. The information set forth in the Information Statement under the following captions is incorporated herein by reference:

“Special Factors—Recommendation of the Special Committee and the Board; Reasons for the Merger”

“Provisions for Unaffiliated Stockholders”

(f) Eligibility for listing or trading. Not applicable.

Item 5. Past Contacts, Transactions, Negotiations and Agreements

(a)(1) — (2) Transactions. The information set forth in the Information Statement under the following captions is incorporated herein by reference:

“Summary”

“Special Factors—Background of the Merger”

“Special Factors—Certain Effects of the Merger”

“Special Factors—Financing”

“Special Factors—Interests of Our Directors and Executive Officers in the Merger”

“The Merger Agreement”

“The Merger Agreement—Support and Rollover Agreements”

“The Merger Agreement—TRA Amendment”

“Important Information Regarding PowerSchool—Prior Public Offerings”

“Important Information Regarding PowerSchool—Transactions in PowerSchool Class A Common Stock”

“Important Information Regarding PowerSchool—Past Contracts, Transactions, Negotiations and Agreements”

“Important Information Regarding the Purchaser Filing Parties”

Annex A—Agreement and Plan of Merger

Annex D—Vista Support and Rollover Agreement

Annex E—Onex Support and Rollover Agreement

Annex F—TRA Amendment

(b) — (c) Significant corporate events; Negotiations or contacts. The information set forth in the Information Statement under the following captions is incorporated herein by reference:

“Summary”

“Special Factors—Background of the Merger”

“Special Factors—Recommendation of the Special Committee and the Board; Reasons for the Merger”

“Special Factors—Reasons of the Vista Entities and the Onex Entities for the Merger”

“Special Factors—Reasons of the Bain Filing Parties for the Merger”

“Special Factors—Position of the Purchaser Filing Parties as to the Fairness of the Merger”

“Special Factors—Financing”

“Special Factors—Interests of Our Directors and Executive Officers in the Merger”

“The Merger Agreement”

“The Merger Agreement—Support and Rollover Agreements”

“The Merger Agreement—TRA Amendment”

Annex A—Agreement and Plan of Merger

Annex D—Vista Support and Rollover Agreement

Annex E—Onex Support and Rollover Agreement

Annex F—TRA Amendment

(e) Agreements involving the subject company’s securities. The information set forth in the Information Statement under the following captions is incorporated herein by reference:

“Summary”

“Questions and Answers About the Merger”

“Special Factors—Background of the Merger”

“Special Factors—Certain Effects of the Merger”

“Special Factors—Interests of Our Directors and Executive Officers in the Merger”

“The Merger Agreement”

“The Merger Agreement—Support and Rollover Agreements”

“The Merger Agreement—TRA Amendment”

“Important Information Regarding PowerSchool—Transactions in PowerSchool Class A Common Stock”

“Important Information Regarding PowerSchool—Past Contracts, Transactions, Negotiations and Agreements”

Annex A—Agreement and Plan of Merger

Annex D—Vista Support and Rollover Agreement

Annex E—Onex Support and Rollover Agreement

Annex F—TRA Amendment

Item 6. Purposes of the Transaction and Plans or Proposals

(b) Use of securities acquired. The information set forth in the Information Statement under the following captions is incorporated herein by reference:

“Summary”

“Special Factors—Plans for PowerSchool After the Merger”

“Special Factors—Certain Effects of the Merger”

“Special Factors—Certain Effects on the Company if the Merger is Not Completed”

“Special Factors—Financing”

“Special Factors—Interests of Our Directors and Executive Officers in the Merger”

“Special Factors—Delisting and Deregistration of Class A Common Stock”

“The Merger Agreement—Consideration to be Received in the Merger”

“The Merger Agreement—Procedures for Receiving Merger Consideration”

Annex A—Agreement and Plan of Merger

(c)(1) — (8) Plans. The information set forth in the Information Statement under the following captions is incorporated herein by reference:

“Summary”

“Questions and Answers About the Merger”

“Special Factors—Background of the Merger”

“Special Factors—Recommendation of the Special Committee and the Board; Reasons for the Merger”

“Special Factors—Reasons of the Vista Entities and the Onex Entities for the Merger”

“Special Factors—Reasons of the Bain Filing Parties for the Merger”

“Special Factors—Position of the Purchaser Filing Parties as to the Fairness of the Merger”

“Special Factors—Plans for PowerSchool After the Merger”

“Special Factors—Certain Effects of the Merger”

“Special Factors—Certain Effects on the Company if the Merger is Not Completed”

“Special Factors—Financing”

“Special Factors—Interests of Our Directors and Executive Officers in the Merger”

“Special Factors—Delisting and Deregistration of Class A Common Stock”

“The Merger Agreement—Consideration to be Received in the Merger”

“The Merger Agreement—Support and Rollover Agreements”

“The Merger Agreement—TRA Amendment”

“Important Information Regarding PowerSchool”

Annex A—Agreement and Plan of Merger

Item 7. Purposes, Alternatives, Reasons and Effects

(a) Purposes. The information set forth in the Information Statement under the following captions is incorporated herein by reference:

“Summary”

“Questions and Answers About the Merger”

“Special Factors—Background of the Merger”

“Special Factors—Recommendation of the Special Committee and the Board; Reasons for the Merger”

“Special Factors—Reasons of the Vista Entities and the Onex Entities for the Merger”

“Special Factors—Reasons of the Bain Filing Parties for the Merger”

“Special Factors—Position of the Purchaser Filing Parties as to the Fairness of the Merger”

“Special Factor —Plans for PowerSchool After the Merger”

“Special Factors—Certain Effects of the Merger”

(b) Alternatives. The information set forth in the Information Statement under the following captions is incorporated herein by reference:

“Summary”

“Special Factors—Background of the Merger”

“Special Factors—Recommendation of the Special Committee and the Board; Reasons for the Merger”

“Special Factors—Reasons of the Vista Entities and the Onex Entities for the Merger”

“Special Factors—Reasons of the Bain Filing Parties for the Merger”

“Special Factors—Position of the Purchaser Filing Parties as to the Fairness of the Merger”

“Special Factors—Certain Effects on PowerSchool if the Merger is Not Completed”

(c) Reasons. The information set forth in the Information Statement under the following captions is incorporated herein by reference:

“Summary”

“Special Factors—Background of the Merger”

“Special Factors—Recommendation of the Special Committee and the Board; Reasons for the Merger”

“Special Factors—Opinion of Goldman Sachs & Co. LLC”

“Special Factors—Opinion of Centerview Partners LLC”

“Special Factors—Certain Matters Relating to Ernst & Young LLP”

“Special Factors—Reasons of the Vista Entities and the Onex Entities for the Merger”

“Special Factors—Reasons of the Bain Filing Parties for the Merger”

“Special Factors—Position of the Purchaser Filing Parties as to the Fairness of the Merger”

“Special Factors—Certain Effects of the Merger”

“Special Factors—Certain Effects on the Company if the Merger is Not Completed”

“Special Factors—Certain Company Financial Forecasts”

Annex B—Opinion of Goldman Sachs & Co. LLC

Annex C—Opinion of Centerview Partners LLC

(d) Effects. The information set forth in the Information Statement under the following captions is incorporated herein by reference:

“Summary”

“Questions and Answers About the Merger”

“Special Factors—Background of the Merger”

“Special Factors—Recommendation of the Special Committee and the Board; Reasons for the Merger”

“Special Factors—Opinion of Goldman Sachs & Co. LLC”

“Special Factors—Opinion of Centerview Partners LLC”

“Special Factors—Certain Matters Relating to Ernst & Young LLP”

“Special Factors—Reasons of the Vista Entities and the Onex Entities for the Merger”

“Special Factors—Reasons of the Bain Filing Parties for the Merger”

“Special Factors—Position of the Purchaser Filing Parties as to the Fairness of the Merger”

“Special Factors—Plans for PowerSchool After the Merger”

“Special Factors—Certain Effects of the Merger”

“Special Factors—Certain Effects on the Company if the Merger is Not Completed”

“Special Factors—Financing”

“Special Factors—Interests of Our Directors and Executive Officers in the Merger”

“Special Factors—Fees and Expenses”

“Special Factors—Delisting and Deregistration of Class A Common Stock”

“Special Factors—Material United States Federal Income Tax Consequences of the Merger”

“The Merger Agreement—Consideration to be Received in the Merger”

“The Merger Agreement—Indemnification and Insurance”

“Appraisal Rights”

Annex A—Agreement and Plan of Merger

Annex B—Opinion of Goldman Sachs & Co. LLC

Annex C—Opinion of Centerview Partners LLC

Item 8. Fairness of the Transaction

(a) — (b) Fairness; Factors considered in determining fairness. The information set forth in the Information Statement under the following captions is incorporated herein by reference:

“Summary”

“Questions and Answers About the Merger”

“Special Factors—Background of the Merger”

“Special Factors—Recommendation of the Special Committee and the Board; Reasons for the Merger”

“Special Factors—Opinion of Goldman Sachs & Co. LLC”

“Special Factors—Opinion of Centerview Partners LLC”

“Special Factors—Certain Matters Relating to Ernst & Young LLP”

“Special Factors—Reasons of the Vista Entities and the Onex Entities for the Merger”

“Special Factors—Reasons of the Bain Filing Parties for the Merger”

“Special Factors—Position of the Purchaser Filing Parties as to the Fairness of the Merger”

“Special Factors—Certain Effects of the Merger”

“Special Factors—Interests of Our Directors and Executive Officers in the Merger”

Annex B—Opinion of Goldman Sachs & Co. LLC

Annex C—Opinion of Centerview Partners LLC

The discussion materials dated March 5, 2024, the Presentations to the Board dated April 17, 2024, April 24, 2024 and June 6, 2024, each prepared by Goldman Sachs & Co. LLC, and the Tax Receivable Agreement Presentation, dated April 9, 2024, prepared by Ernst & Young LLP, and reviewed by the Board, are filed as Exhibits (c)(iii) – (c)(vi) and Exhibit (c)(xii) and are incorporated herein by reference.

The discussion materials to the Special Committee dated May 1, 2024, May 3, 2024, May 6, 2024, June 5, 2024 and June 6, 2024, each prepared by Centerview Partners LLC and reviewed by the Special Committee, are filed as Exhibits (c)(vii) – (c)(xi) and are incorporated herein by reference.

(c) Approval of security holders. The information set forth in the Information Statement under the following captions is incorporated herein by reference:

“Summary”

“Questions and Answers about the Merger”

“Special Factors—Background of the Merger”

“Special Factors—Recommendation of the Special Committee and the Board; Reasons for the Merger”

“Special Factors—Required Stockholder Approval for the Merger”

“The Merger Agreement—Company Stockholder Approval”

Annex A—Agreement and Plan of Merger

(d) Unaffiliated representative. The information set forth in the Information Statement under the following captions is incorporated herein by reference:

“Summary”

“Special Factors—Background of the Merger”

“Special Factors—Recommendation of the Special Committee and the Board; Reasons for the Merger”

“Special Factors—Reasons of the Vista Entities and the Onex Entities for the Merger”

“Special Factors—Reasons of the Bain Filing Parties for the Merger”

“Special Factors—Position of the Purchaser Filing Parties as to the Fairness of the Merger”

“Provisions for Unaffiliated Stockholders”

(e) Approval of directors. The information set forth in the Information Statement under the following captions is incorporated herein by reference:

“Summary”

“Questions and Answers About the Merger”

“Special Factors—Background of the Merger”

“Special Factors—Recommendation of the Special Committee and the Board; Reasons for the Merger”

“Special Factors—Reasons of the Vista Entities and the Onex Entities for the Merger”

“Special Factors—Reasons of the Bain Filing Parties for the Merger”

“Special Factors—Position the Purchaser Filing Parties as to the Fairness of the Merger”

“Special Factors—Interests of Our Directors and Executive Officers in the Merger”

(f) Other offers. The information set forth in the Information Statement under the following captions is incorporated herein by reference:

“Special Factors—Background of the Merger”

“Special Factors—Recommendation of the Special Committee and the Board; Reasons for the Merger”

Item 9. Reports, Opinions, Appraisals and Negotiations

(a) — (b) Report, opinion or appraisal; Preparer and summary of the report, opinion or appraisal. The information set forth in the Information Statement under the following captions is incorporated herein by reference:

“Summary”

“Questions and Answers About the Merger”

“Special Factors—Background of the Merger”

“Special Factors—Recommendation of the Special Committee and the Board; Reasons for the Merger”

“Special Factors—Opinion of Goldman Sachs & Co. LLC”

“Special Factors—Opinion of Centerview Partners LLC”

“Special Factors—Certain Matters Relating to Ernst & Young LLP”

“Special Factors—Reasons of the Vista Entities and the Onex Entities for the Merger”

“Special Factors—Reasons of the Bain Filing Parties for the Merger”

“Special Factors—Position of the Purchaser Filing Parties as to the Fairness of the Merger”

“Where You Can Find More Information”

Annex B—Opinion of Goldman Sachs & Co. LLC

Annex C—Opinion of Centerview Partners LLC

The discussion materials dated March 5, 2024, the Presentations to the Board dated April 17, 2024, April 24, 2024 and June 6, 2024, each prepared by Goldman Sachs & Co. LLC, and the Tax Receivable Agreement Presentation, dated April 9, 2024, prepared by Ernst & Young LLP, and reviewed by the Board, are filed as Exhibits (c)(iii) – (c)(vi) and Exhibit (c)(xii) and are incorporated herein by reference.

The discussion materials to the Special Committee dated May 1, 2024, May 3, 2024, May 6, 2024, June 5, 2024 and June 6, 2024, each prepared by Centerview Partners LLC and reviewed by the Special Committee, are filed as Exhibits (c)(vii) - (c)(xi) and are incorporated herein by reference.

(c) Availability of documents. The reports, opinions or appraisals referenced in this Item 9 will be made available for inspection and copying at the principal executive offices of the Company during its regular business hours by any interested equity holder of the Company or by a representative who has been so designated in writing.

Item 10. Source and Amounts of Funds or Other Consideration

(a) — (b), (d) Source of funds; Conditions; Borrowed funds. The information set forth in the Information Statement under the following captions is incorporated herein by reference:

“Summary”

“Special Factors—Financing”

“The Merger Agreement—Conduct of Business by PowerSchool Prior to Consummation of the Merger”

“The Merger Agreement—Conditions to Consummation of the Merger”

Annex A—Agreement and Plan of Merger

(c) Expenses. The information set forth in the Information Statement under the following captions is incorporated herein by reference:

“Summary”

“Questions and Answers About the Merger”

“Special Factors—Certain Effects on the Company if the Merger is Not Completed”

“Special Factors—Fees and Expenses”

“The Merger Agreement—Termination Fees and Expenses”

Annex A—Agreement and Plan of Merger

Item 11. Interest in Securities of the Subject Company

(a) Securities ownership. The information set forth in the Information Statement under the following captions is incorporated herein by reference:

“Summary”

“Special Factors—Interests of Our Directors and Executive Officers in the Merger”

“The Merger Agreement—Support and Rollover Agreements”

“Important Information Regarding PowerSchool”

“Important Information Regarding PowerSchool—Security Ownership of Certain Beneficial Owners and Management”

Annex D—Vista Support and Rollover Agreement

Annex E—Onex Support and Rollover Agreement

(b) Securities transactions. The information set forth in the Information Statement under the following captions is incorporated herein by reference:

“Special Factors—Background of the Merger”

“The Merger Agreement”

‘The Merger Agreement—Support and Rollover Agreements”

“Important Information Regarding PowerSchool—Prior Public Offerings”

“Important Information Regarding PowerSchool—Transactions in PowerSchool Class A Common Stock”

Annex A—Agreement and Plan of Merger

Annex D—Vista Support and Rollover Agreement

Annex E—Onex Support and Rollover Agreement

Item 12. The Solicitation or Recommendation

(d) Intent to tender or vote in a going-private transaction. Not applicable.

(e) Recommendation of others. Not applicable.

Item 13. Financial Information

(a) Financial statements. The audited consolidated financial statements set forth in Item 8 of the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2023 are incorporated herein by reference.

The information set forth in the Information Statement under the following captions is incorporated herein by reference:

“Special Factors—Certain Effects of the Merger”

“Special Factors—Certain Company Financial Forecasts”

“Important Information Regarding PowerSchool—Book Value Per Share”

“Where You Can Find More Information”

(b) Pro forma information. Not applicable.

Item 14. Persons/Assets, Retained, Employed, Compensated or Used

(a) — (b) Solicitations or recommendations; Employees and corporate assets. The information set forth in the Information Statement under the following captions is incorporated herein by reference:

“Summary”

“Questions and Answers About the Merger”

“Special Factors—Background of the Merger”

“Special Factors—Recommendation of the Special Committee and the Board; Reasons for the Merger”

“Special Factors—Reasons of the Vista Entities and the Onex Entities for the Merger”

“Special Factors—Reasons of the Bain Filing Parties for the Merger”

“Special Factors—Position of the Purchaser Filing Parties as to the Fairness of the Merger”

“Special Factors—Interests of Our Directors and Executive Officers in the Merger”

“Special Factors—Fees and Expenses”

Item 15. Additional Information

(b) Golden Parachute Compensation. The information set forth in the Information Statement under the following captions is incorporated herein by reference:

“Summary”

“Special Factors—Certain Effects of the Merger”

“Special Factors—Interests of Our Directors and Executive Officers in the Merger”

“The Merger Agreement—Consideration to be Received in the Merger”

Annex A—Agreement and Plan of Merger

(c) Other material information. The information set forth in the Information Statement, including all annexes thereto, is incorporated herein by reference.

Item 16. Exhibits

The following exhibits are filed herewith:

(a)(i)	Definitive Information Statement of PowerSchool Holdings, Inc. (included in the Schedule 14C filed on September 4, 2024 and incorporated herein by reference).

(a)(ii)	Notice of Written Consent and Appraisal Rights (included in the Information Statement and incorporated herein by reference).

(b)(i)+	Equity Commitment Letter, dated as of June 6, 2024, by and among BCPE Polymath Buyer, Inc., Bain Capital Fund XIII, L.P. and Bain Capital Fund (Lux) XIII, SCSp.

(b)(ii)+	Limited Guarantee, dated as of June 6, 2024, entered into by Bain Capital Fund XIII, L.P. and Bain Capital Fund (Lux) XIII, SCSp in favor of PowerSchool Holdings, Inc.

(b)(iii)+	Commitment Letter, dated as of June, 2024, by and among BCPE Polymath Buyer, Inc., Ares Capital Management LLC, Blackstone Alternative Credit Advisors LP, Blue Owl Credit Advisors LLC, Golub Capital LLC, HPS Investment Partners LLC and Sixth Street Partners, LLC.

(c)(i)	Opinion of Goldman Sachs & Co. LLC, dated June 6, 2024 (included as Annex B to the Information Statement and incorporated herein by reference).

(c)(ii)	Opinion of Centerview Partners LLC, dated June 6, 2024 (included as Annex C to the Information Statement and incorporated herein by reference).

(c)(iii)+	Discussion Materials prepared by Goldman Sachs & Co. LLC for the Board of Directors, dated March 5, 2024.

(c)(iv)+	Tax Receivable Presentation by Ernst & Young LLP for the Board of Directors, dated April 9, 2024.

(c)(v)*+	Presentation to the Board of Directors by Goldman Sachs & Co. LLC, dated April 17, 2024.
(c)(vi)*+	Presentation to the Board of Directors by Goldman Sachs & Co. LLC, dated April 24, 2024.

(c)(vii)+	Discussion materials prepared by Centerview Partners LLC for the Special Committee of the Board of Directors, dated May 1, 2024

(c)(viii)+	Discussion materials prepared by Centerview Partners LLC for the Special Committee of the Board of Directors, dated May 3, 2024.

(c)(ix)+	Discussion materials prepared by Centerview Partners LLC for the Special Committee of the Board of Directors, dated May 6, 2024.

(c)(x)+	Discussion materials prepared by Centerview Partners LLC for the Special Committee of the Board of Directors, dated June 5, 2024.

(c)(xi)+	Discussion materials prepared by Centerview Partners LLC for the Special Committee of the Board of Directors, dated June 6, 2024.

(c)(xii)*+	Presentation to the Board of Directors by Goldman Sachs & Co. LLC, dated June 6, 2024.

(d)(i)	Agreement and Plan of Merger, dated as of June 6, 2024, by and among PowerSchool Holdings, Inc., BCPE Polymath Buyer, Inc. and BCPE Polymath Merger Sub, Inc. (included as Annex A to the Information Statement and incorporated herein by reference).

(d)(ii)	Support and Rollover Agreement, by and among PowerSchool Holdings, Inc., BCPE Polymath Buyer, Inc., and BCPE Polymath Merger Sub, Inc., Vista Consulting Group, LLC, the stockholder parties thereto and the other signatory parties thereto, dated June 6, 2024. (included as Annex D to the Information Statement and incorporated herein by reference).

(d)(iii)	Support and Rollover Agreement, by and among PowerSchool Holdings, Inc., BCPE Polymath Buyer, Inc., and BCPE Polymath Merger Sub, Inc., Onex Partners Manager LP., the stockholder parties thereto and the other signatory parties thereto, dated June 6, 2024. (included as Annex E to the Information Statement and incorporated herein by reference).

(d)(iv)	Amendment No. 1 to the Tax Receivable Agreement, by and among PowerSchool Holdings, Inc. and the TRA Holders parties thereto, dated June 6, 2024. (included as Annex F to the Information Statement and incorporated herein by reference).

(f)	Section 262 of the General Corporation Law of the State of Delaware (included as Annex G to the Information Statement and incorporated herein by reference).

(g)	None.

107+	Filing Fee Table.

*	Certain portions of this exhibits marked with “[****]” have been redacted and separately filed with the Securities and Exchange Commission pursuant to a request for confidential treatment.
+	Previously filed with the Transaction Statement on Schedule 13E-3 filed with the SEC on July 23, 2024.

SIGNATURES

After due inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

POWERSCHOOL HOLDINGS, INC.

By:	/s/ Hardeep Gulati
Name: Hardeep Gulati
Title: Chief Executive Officer

[Signature Page to SC 13E-3/A]

After due inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

VISTA EQUITY PARTNERS FUND VI, L.P.

By: Vista Equity Partners Fund VI GP, L.P.
Its: General Partner

By: VEPF VI GP, Ltd.
Its: General Partner

By:	/s/ Robert F. Smith
Name: Robert F. Smith
Title: Director

VISTA EQUITY PARTNERS FUND VI-A, L.P.

By: Vista Equity Partners Fund VI GP, L.P.
Its: General Partner

By: VEPF VI GP, Ltd.
Its: General Partner

By:	/s/ Robert F. Smith
Name: Robert F. Smith
Title: Director

VEPF VI FAF, L.P.

By: Vista Equity Partners Fund VI GP, L.P.
Its: General Partner

By: VEPF VI GP, Ltd.
Its: General Partner

By:	/s/ Robert F. Smith
Name: Robert F. Smith
Title: Director

SEVERIN TOPCO, LLC

By:	/s/ Hardeep Gulati
Name: Hardeep Gulati
Title: Chief Executive Officer

VEP GROUP, LLC

By:	/s/ Robert F. Smith
Name: Robert F. Smith
Title: Managing Member

[Signature Page to SC 13E-3/A]

By:	/s/ Robert F. Smith
Name: Robert F. Smith

[Signature Page to SC 13E-3/A]

After due inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

PINNACLE HOLDINGS I L.P.

By: Pinnacle Holdings I GP Inc.
Its: General Partner

By:	/s/ Laurence Goldberg
Name: Laurence Goldberg
Title: Vice President

ONEX PARTNERS IV SELECT LP

By: Onex Partners IV GP LLC
Its: General Partner

By:	/s/ Joshua Hausman
Name: Joshua Hausman
Title: Director

ONEX US PRINCIPALS LP

By: Onex American Holdings GP LLC
Its: General Partner

By:	/s/ Joshua Hausman
Name: Joshua Hausman
Title: Director

ONEX PARTNERS IV LP

By: Onex Partners IV GP LP
Its: General Partner

By: Onex Partners IV GP Limited
Its: General Partner

By:	/s/ Joshua Hausman
Name: Joshua Hausman
Title: Director

ONEX PARTNERS IV GP LP

By: Onex Partners IV GP Limited
Its: General Partner

By:	/s/ Joshua Hausman
Name: Joshua Hausman
Title: Director

[Signature Page to SC 13E-3/A]

ONEX PARTNERS IV PV LP

By: Onex Partners IV GP LP
Its: General Partner

By: Onex Partners IV GP Limited
Its: General Partner

By:	/s/ Joshua Hausman
Name: Joshua Hausman
Title: Director

ONEX POWERSCHOOL LP

By: Onex American Holdings GP LLC
Its: General Partner

By:	/s/ Joshua Hausman
Name: Joshua Hausman
Title: Director

OPH B LP

By: OPH B GP LLC
Its: General Partner

By: Onex Partners Holdings LLC
Its: Managing Member

By:	/s/ Joshua Hausman
Name: Joshua Hausman
Title: Director

ONEX PARTNERS CANADIAN GP INC.

By:	/s/ David Copeland
Name: David Copeland
Title: Vice President

ONEX AMERICAN HOLDINGS GP LLC

By:	/s/ Joshua Hausman
Name: Joshua Hausman
Title: Director

ONEX PRIVATE EQUITY HOLDINGS LLC

By:	/s/ Joshua Hausman
Name: Joshua Hausman
Title: Director

[Signature Page to SC 13E-3/A]

ONEX PARTNERS IV GP LTD.

By:	/s/ Joshua Hausman
Name: Joshua Hausman
Title: Director

ONEX PARTNERS IV GP LLC

By:	/s/ Joshua Hausman
Name: Joshua Hausman
Title: Director

ONEX CORPORATION

By:	/s/ David Copeland
Name: David Copeland
Title: Managing Director, Finance

By:	/s/ Gerald W. Schwartz
Name: Gerald W. Schwartz

[Signature Page to SC 13E-3/A]

After due inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

BCPE POLYMATH BUYER, INC.

By:	/s/ Valentin Fernandez
Name: Valentin Fernandez
Title: Vice President & Treasurer

BCPE POLYMATH MERGER SUB, INC.

By:	/s/ Valentin Fernandez
Name: Valentin Fernandez
Title: Vice President & Treasure

[Signature Page to SC 13E-3/A]

After due inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

BAIN CAPITAL INVESTORS, LLC

By:	/s/ Max de Groen
Name: Max de Groen
Title: Authorized Signatory

BAIN CAPITAL XIII GENERAL PARTNER, LLC

By: Bain Capital Investors, LLC
Its: Manager

By:	/s/ Max de Groen
Name: Max de Groen
Title: Authorized Signatory

BAIN CAPITAL FUND XIII, L.P.

By: Bain Capital XIII General Partner, LLC
Its: General Partner

By: Bain Capital Investors, LLC
Its: Manager

By:	/s/ Max de Groen
Name: Max de Groen
Title: Authorized Signatory

BCPE POLYMATH TOPCO GP, LLC

By: Bain Capital Fund XIII, L.P.
its Member

By: Bain Capital XIII General Partner, LLC
its General Partner

By: Bain Capital Investors, LLC
its Manager

By:	/s/ Max de Groen
Name: Max de Groen
Title: Authorized Signatory

BCPE POLYMATH TOPCO, LP

By: BCPE Polymath Topco GP, LLC
its general partner

By: Bain Capital Fund XIII, L.P.
its Member

By: Bain Capital XIII General Partner, LLC
its General Partner

By: Bain Capital Investors, LLC
its Manager

By:	/s/ Max de Groen
Name: Max de Groen
Title: Authorized Signatory

BCPE POLYMATH PARENT, INC.

By:	/s/ Valentin Fernandez
Name: Valentin Fernandez
Title: Vice President & Treasurer

[Signature Page to SC 13E-3/A]

BCPE POLYMATH INTERMEDIATE, LLC

By: BCPE Polymath Parent, Inc.
its Member

By:	/s/ Valentin Fernandez
Name: Valentin Fernandez
Title: Vice President & Treasurer

[Signature Page to SC 13E-3/A]